SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 10, 2021
KT Corporation
By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President
By:	/s/ Ginah Yun
Name:	Ginah Yun
Title:	Director

KT 2Q21 Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1st, 2018 and K-IFRS 1116 ‘Leases’ as of Jan 1st, 2019. There are no obligation to apply the new standard to previous financial statements. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact IR department. Tel : +82-2-3495-3557, 3254, 3564, 5344 Fax : +82-2-3495-5917 2

2 Financial Highlights 3 Business Overview 4 Appendix

1 2Q21 Highlights

Financial
(unit: KRW)

Service Revenue in upward trend with balanced growth in Telco and Digital Platform Business

Service Revenue (Consolidated)	6,027.6 bn. (YoY + 2.6%)	Service Revenue (KT separate)	4,478.8 bn. (YoY + 3.2%)
Operating Profit (Consolidated)	475.8 bn. (YoY +38.5%)	Operating Profit (KT separate)	351.2 bn. (YoY +38.1%)

Business

Digital platform businesses expansion and Group business portfolio Restructuring for the growth

Securing B2B growth momentum & Maintaining Telco business growth

B2B evolution to DX subscription model

- AI/DX(IDC, Cloud, AICC) Rev. grew YoY +6.2%
- Pursue new B2B biz opportunities such as AI Robots, Digital Bio

Solid growth from Telco business

- Mobile subs adds recorded +533k in 1H21
- Mobile ARPU up +3% YoY
- Broadband revenue up +2.1% YoY

Accelerating Group restructuring for Digico transformation

(Finance) Kbank 2Q OP turnaround, Equity investment in Webcash

(Commerce) Establishment of KT Alpha, K deal in full-scale operation

(Contents) Reinforce Contents business centered around StudioGenie

- StudioGenie to acquire Hyundai Media
- Transferring Genie Music shares to the newly established entity 'Seezn'

4

1 2Q21 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

K-IFS nated 1 Income Statement • Total revenue increased +2.6% YoY with balanced growth in both Telco and Digital platform business • Operating income increased +38.5% YoY with revenue growth and efficient cost spending (Unit: KRW bn) 2Q20 1Q21 2Q21 QoQ YoY Operating Revenue 5,876.5 6,029.4 6,027.6 0.0% 2.6% Service Revenue 5,196.6 5,230.4 5,336.8 2.0% 2.7% Handset Revenue 679.9 799.1 690.9 -13.5% 1.6% Operating Expense 5,533.0 5,585.2 5,551.8 -0.6% 0.3% Operating Income 343.5 444.2 475.8 7.1% 38.5% Margin 5.8% 7.4% 7.9% 0.5%p 2.1%p Margin* 6.6% 8.5% 8.9% 0.4%p 2.3%p Non-op. Income/Loss -34.2 24.0 46.8 95.2% Turn Black Income before taxes 309.4 468.2 522.7 11.7% 69.0% Net Income 209.1 326.5 370.8 13.6% 77.4% Margin 3.6% 5.4% 6.2% 0.8%p 2.6%p EBITDA 1,254.7 1,345.3 1,373.2 2.1% 9.4% Margin 21.4% 22.3% 22.8% 0.5%p 1.4%p ? OP Margin* = Operating Income/Service Revenue 6

K-IFRS / Consolidated 2 Operating Expenses (Unit: KRW bn) 2Q20 1Q21 2Q21 QoQ YoY Operating Expenses 5,533.0 5,585.2 5,551.8 -0.6% 0.3% Labor Cost 983.7 1,024.2 1,025.5 0.1% 4.3% General Expense 2,341.6 2,320.7 2,380.9 2.6% 1.7%—Depreciation 911.2 901.2 897.3 -0.4% -1.5% Cost of Service Provided 833.0 757.4 795.0 5.0% -4.6% Selling Expense 587.4 614.4 608.4 -1.0% 3.6% Cost of Handset sold 787.3 868.5 741.9 -14.6% -5.8% ï,§ Selling Expense (KT Separate) (Unit: KRW bn) 2Q20 1Q21 2Q21 QoQ YoY Selling Expense 618.9 631.0 641.8 1.7% 3.7%

K-IFRS / Consolidated 3 Financial Position (Unit: KRW bn) 2Q20 1Q21 2Q21 QoQ YoY Assets 34,572.2 33,547.6 34,139.0 1.8% -1.3% Cash & Cash equivalents 2,942.2 2,753.1 3,097.0 12.5% 5.3% Liabilities 19,199.7 18,209.7 18,475.2 1.5% -3.8% Borrowings 7,987.6 7,724.6 7,755.7 0.4% -2.9% Equity 15,372.5 15,337.9 15,663.8 2.1% 1.9% Capital Stock 1,564.5 1,564.5 1,564.5 0.0% 0.0% Net Debt 5,045.4 4,971.6 4,658.7 -6.3% -7.7% Debt / Equity 124.9% 118.7% 117.9% -0.8%p -7.0%p Net Debt / Equity 32.8% 32.4% 29.7% -2.7%p -3.1%p 132.8% 127.5% 124.9% 121.0% 120.1% 116.5% 118.7% 117.9% Debt/Equity Net Debt/Equity 32.9% 37.6% 32.8% 32.4% 28.1% 31.0% 30.1% 29.7% 3Q 19 4Q 19 1Q 20 2Q 20 3Q 20 4Q 20 1Q 21 2Q 21 8

K-IFRS / Separate 4 CAPEX • CAPEX executed 864.1 bn won in 1H21 - Access Network 442.4 bn, Backbone Network 122.5 bn, B2B communications 129.1 bn, others 170.1 bn (Unit: KRW bn) Access Network Backbone Network B2B Others 3,313 3,257 2,872 2,514 2,397 2,359 2,250 1,870 1,977 2,199 1,593 1,362 1,133 1,316 1,196 1,035 466 532 864 452 428 241 492 497 408 448 419 442 394 517 367 736 362 298 123 305 129 330 227 258 259 284 329 189 170 2013 2014 2015 2016 2017 2018 2019 2020 2021 9

1 2Q21 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

K-IFRS / Separate 1 KT – Wireless • Wireless service revenue up +4.5% YoY with solid growth of 5G subscribers • Total number of 5G subscribers recorded 5.01 million(35% of Handset subscribers) (Unit: KRW bn) 2Q20 1Q21 2Q21 QoQ YoY Wireless 1,722.5 1,770.7 1,788.5 1.0% 3.8% Service 1,615.5 1,667.6 1,688.5 1.3% 4.5% Interconnection 107.0 103.1 100.0 -3.0% -6.6% 22,133 22,333 22,305 22,427 22,621 21,549 21,771 21,922 21,976 Subscribers 419 1,055 1,419 1,778 2,237 2,812 3,617 4,402 5,012 (Unit: Thousands) 5G 14,090 14,124 14,165 14,231 14,291 14,324 (5G incl.) 14,335 14,364 14,373 Handset (5G incl.) (5G incl.) (5G incl.) (5G incl.) (5G incl.) (5G incl.) (5G incl.) (5G incl.) 2nd Device/IoT MVNO 3,985 3,054 3,069 3,124 3,691 3,856 4,100 4,325 4,517 4,917 4,994 5,124 3,768 3,792 3,772 3,645 3,517 3,492 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21

K-IFRS / Separate 2 KT – Fixed Line/IPTV • Telephony revenue decline mitigated(-1.6% YoY) and Broadband revenue increased +2.1% YoY underpinned by solid growth in subscriber base • IPTV revenue up +6.8% YoY with consistent subs growth and platform revenue growth (Unit: KRW bn) 2Q20 1Q21 2Q21 QoQ YoY Telephony 376.5 377.3 370.5 -1.8% -1.6% Broadband 496.7 503.2 507.4 0.8% 2.1% IPTV 407.6 446.2 466.6 4.6% 14.5%

K-IFRS / Separate 3 KT – B2B and others • Corporate Fixed Line revenue up +4.2% YoY with traffic and project order increase • AI/DX revenue up +6.2% with business growth in AICC, IDC, Cloud and others (Unit: KRW bn) 2Q20 1Q21 2Q21 QoQ YoY B2B 696.8 684.2 691.3 1.0% -0.8% Corporate Fixed Line 267.4 269.3 278.6 3.5% 4.2% Corporate IT/Solution 300.2 280.4 275.5 -1.7% -8.2% AI/DX 129.2 134.5 137.2 2.0% 6.2% Real estate 43.1 41.3 43.6 5.5% 1.1% Handset revenue 596.4 751.6 610.9 -18.7% 2.4% ? Most of Bizmeka revenue, which was in AI/DX, transferred to Corp. IT/Solution due to the decision of business termination and reallocation (Retrospectively reflected in revenue of FY2020)

K-IFRS / consolidated(each subsidiary) 4 Major subsidiaries • BC card revenue up +4.6% YoY from increased credit card transaction volume • Contents subsidiaries revenue up +16.3% YoY with growth of digital ads, T-Commerce and others Subsidiaries Revenue (Unit: KRW bn) 2Q20 1Q21 2Q21 QoQ YoY BC card 867.1 839.5 906.8 8.0% 4.6% Skylife 177.7 166.9 175.1 4.9% -1.5% Contents subsidiaries 182.1 199.6 211.8 6.1% 16.3% KT estate 104.4 62.6 66.8 6.7% -36.0% ? Contents subsidiaries : Storywiz(2Q20), KT Studio Genie(1Q21) added ? KT estate : transferred its FM(facility management) unit to KT Telecop in August 2020 OP contribution by subsidiaries in total

1 2Q21 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	2Q 20	3Q 20	4Q 20	1Q 21	2Q 21
Operating revenue	**5,876.5**	**6,001.2**	**6,207.3**	**6,029.4**	**6,027.6**
Service revenue	**5,196.6**	**5,240.0**	**5,302.5**	**5,230.4**	**5,336.8**
Handset revenue	**679.9**	**761.2**	**904.7**	**799.1**	**690.9**
Operating expense	**5,533.0**	**5,707.2**	**6,045.5**	**5,585.2**	**5,551.8**
Service expense	**4,745.7**	**4,905.7**	**5,037.5**	**4,716.8**	**4,809.8**
Labor cost	983.7	1,082.3	1,053.8	1,024.2	1,025.5
General expense	2,341.6	2,385.3	2,440.5	2,320.7	2,380.9
Cost of svc provided	833.0	823.9	860.6	757.4	795.0
Selling expense	587.4	614.3	682.6	614.4	608.4
Cost of device sold	**787.3**	**801.4**	**1,008.1**	**868.5**	**741.9**
Operating income	**343.5**	**294.0**	**161.7**	**444.2**	**475.8**
N-OP income (loss)	**-34.2**	**20.1**	**-178.0**	**24.0**	**46.8**
N-OP income	87.6	157.8	302.7	245.0	145.6
N-OP expense	116.8	142.6	502.2	226.7	126.8
Equity Method (G/L)	-4.8	4.9	21.5	5.7	28.1
Income bf tax	**309.4**	**314.2**	**-16.3**	**468.2**	**522.7**
Income tax	100.3	84.2	-53.4	141.7	151.9
Net income	**209.1**	**229.9**	**37.2**	**326.5**	**370.8**
NI contribution to KT	178.1	203.3	67.7	302.6	338.8
EBITDA	**1,254.7**	**1,199.3**	**1,067.1**	**1,345.3**	**1,373.2**
EBITDA Margin	21.4%	20.0%	17.2%	22.3%	22.8%

KT Separate	2Q 20	3Q 20	4Q 20	1Q 21	2Q 21
Operating revenue	**4,339.6**	**4,520.5**	**4,590.0**	**4,574.5**	**4,478.8**
Service revenue	**3,743.2**	**3,805.0**	**3,785.5**	**3,822.9**	**3,867.9**
Handset revenue	**596.4**	**715.5**	**804.5**	**751.6**	**610.9**
Operating expense	**4,085.3**	**4,312.0**	**4,476.1**	**4,208.5**	**4,127.6**
Service expense	**3,442.9**	**3,569.5**	**3,610.3**	**3,443.8**	**3,531.7**
Labor cost	535.4	629.2	548.1	569.0	567.1
General expense	1,654.4	1,690.4	1,761.4	1,644.8	1,714.9
Cost of svc provided	617.6	592.6	592.9	584.4	594.9
Selling expense	635.5	657.3	707.9	645.6	654.9
Cost of device sold	**642.4**	**742.5**	**865.7**	**764.7**	**595.9**
Operating income	**254.3**	**208.5**	**114.0**	**366.0**	**351.2**
N-OP income (loss)	**-28.2**	**12.6**	**-182.5**	**86.3**	**50.2**
N-OP income	84.4	95.6	278.9	289.3	148.6
N-OP expense	112.5	82.9	461.4	203.0	98.4
Income bf tax	**226.2**	**221.1**	**- 68.5**	**452.2**	**401.4**
Income tax	58.9	58.1	- 83.0	117.8	104.6
Net income	**167.2**	**163.0**	**14.5**	**334.4**	**296.8**
EBITDA	**1,065.4**	**1,012.3**	**919.6**	**1,173.6**	**1,159.4**
EBITDA Margin	24.6%	22.4%	20.0%	25.7%	25.9%

16

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	2Q 20	3Q 20	4Q 20	1Q 21	2Q 21
Assets	**34,572.2**	**36,449.2**	**33,662.5**	**33,547.6**	**34,139.0**
Current assets	**12,474.5**	**14,211.2**	**11,154.2**	**11,567.1**	**11,695.3**
Cash & cash equi.	2,942.2	2,990.9	2,634.6	2,753.1	3,097.0
Trade & other rec	4,159.9	4,272.5	3,840.2	4,029.5	3,785.5
Inventories	640.6	851.9	534.6	591.9	474.1
Other current asset	4,731.8	6,095.9	4,144.7	4,192.6	4,338.8
- Prepaid_Contract cost	1,378.4	1,379.9	1,345.7	1,310.8	1,279.0
- Contract assets	391.2	382.9	392.3	415.8	441.5
Non-current assets	**22,097.7**	**22,237.9**	**22,508.4**	**21,980.5**	**22,443.6**
Trade & other rec	1,123.4	1,060.6	1,128.5	945.3	958.5
Tangible assets	13,454.5	13,773.5	14,206.1	13,877.4	13,627.3
Other current assets	7,519.8	7,403.8	7,173.7	7,157.8	7,857.8
- Prepaid_Contract cost	456.9	466.4	458.2	448.2	447.7
- Contract assets	161.6	176.5	194.2	209.4	219.5
Liabilities	**19,199.7**	**20,794.0**	**18,111.1**	**18,209.7**	**18,475.2**
Current liabilities	**9,961.4**	**11,535.4**	**9,192.5**	**9,271.5**	**8,325.7**
Trade & other payables	6,601.7	8,255.6	6,210.1	5,969.6	5,741.7
Short-term borrowings	1,667.3	1,546.0	1,418.1	1,449.0	945.9
Others	1,692.4	1,733.8	1,564.3	1,853.0	1,638.1
- Contract liabilities	315.5	316.3	327.1	321.2	288.5
Non-current liabilities	**9,238.3**	**9,258.6**	**8,918.6**	**8,938.2**	**10,149.5**
Trade & other payables	811.1	810.0	807.5	690.4	1,178.9
Long-term borrowings	6,320.3	6,304.9	5,898.2	6,275.7	6,809.8
Others	2,106.9	2,143.8	2,212.9	1,972.1	2,160.8
- Contract liabilities	51.5	52.2	57.1	50.0	43.9
Equity	**15,372.5**	**15,655.1**	**15,551.4**	**15,337.9**	**15,663.8**
Retained earnings	11,933.2	12,138.4	12,155.4	12,113.9	12,506.1

KT Separate	2Q 20	3Q 20	4Q 20	1Q 21	2Q 21
Assets	**28,146.8**	**28,774.1**	**28,027.9**	**27,693.7**	**28,203.4**
Current assets	**7,445.4**	**8,098.4**	**7,155.7**	**7,287.3**	**7,254.5**
Cash & cash equi.	1,422.1	1,911.6	1,541.2	1,564.4	1,926.7
Trade & other rec	3,372.7	3,473.7	3,127.0	3,353.6	3,069.8
Inventories	459.5	649.4	353.3	349.8	262.2
Other current asset	2,191.1	2,063.7	2,134.2	2,019.6	1,995.9
- Prepaid_Contract cost	1,431.6	1,432.8	1,406.9	1,398.9	1,378.5
- Contract assets	349.7	338.2	343.4	351.1	352.7
Non-current assets	**20,701.4**	**20,675.7**	**20,872.2**	**20,406.4**	**20,948.9**
Trade & other rec	1,063.8	1,001.3	1,080.3	898.9	906.8
Tangible assets	11,250.6	11,502.2	11,999.7	11,725.9	11,511.7
Other current assets	8,387.0	8,172.2	7,792.2	7,781.6	8,530.4
- Prepaid_Contract cost	446.0	454.7	454.8	445.1	439.3
- Contract assets	98.6	106.5	118.8	125.6	128.5
Liabilities	**15,036.5**	**15,467.8**	**14,824.4**	**14,681.3**	**14,877.6**
Current liabilities	**6,613.7**	**7,037.2**	**6,608.0**	**6,563.9**	**5,767.9**
Trade & other payables	4,182.5	4,670.0	4,568.4	4,409.4	3,987.6
Short-term borrowings	1,539.3	1,381.4	1,228.8	1,204.5	823.8
Others	891.9	985.9	810.8	950.0	956.4
- Contract liabilities	316.0	319.7	316.8	325.0	318.7
Non-current liabilities	**8,422.8**	**8,430.5**	**8,216.4**	**8,117.4**	**9,109.7**
Trade & other payables	1,570.2	1,530.5	1,512.9	1,206.2	1,874.9
Long-term borrowings	6,082.7	6,080.7	5,717.0	5,973.1	6,265.5
Others	769.9	819.3	986.5	938.1	969.3
- Contract liabilities	49.9	50.9	54.6	54.1	51.7
Equity	**13,110.2**	**13,306.3**	**13,203.5**	**13,012.4**	**13,325.8**
Retained earnings	11,083.6	11,247.5	11,233.7	11,221.4	11,517.5

K-IFRS / Separate

3 Subscribers

Wireless	2Q 20	3Q 20	4Q 20	1Q 21	2Q 21	QoQ	YoY
Subscribers (Unit: Thousands)[1]							
Total	22,133	22,333	22,305	22,427	22,621	0.9%	2.2%
Net additions	157	200	-28	122	194	58.8%	23.4%
Gross additions	1,030	1,033	999	1,165	1,041	-10.7%	1.0%
Deactivation[2]	873	833	1,026	1,043	847	-18.8%	-3.0%
Churn rate	1.3%	1.2%	1.5%	1.6%	1.3%	-0.3%p	0.0%p
LTE	16,954	16,774	16,174	15,739	15,504	-1.5%	-8.6%
5G	2,237	2,813	3,619	4,404	5,014	13.8%	124.1%
LTE+5G Penetration rate	86.7%	87.7%	88.7%	89.8%	90.7%	0.9%p	4.0%p
ARPU (KRW)[3]	31,393	31,620	31,946	32,003	32,342	1.1%	3.0%

Note 1) Subscribers: MSIT's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)
Note 2) Deactivation: Mandatory deactivation included
Note 3) ARPU = Wireless revenue* / Wireless subscribers**
* Wireless revenue(3G, LTE, 5G, IoT included): Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included
** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter

Fixed Line/IPTV	2Q 20	3Q 20	4Q 20	1Q 21	2Q 21	QoQ	YoY
Subscribers (Unit: Thousands)							
Telephony	13,863	13,732	13,582	13,460	13,329	-1.0%	-3.9%
PSTN	10,736	10,594	10,449	10,311	10,169	-1.4%	-5.3%
VoIP	3,127	3,138	3,133	3,149	3,159	0.3%	1.0%
Broadband	9,043	9,130	9,171	9,276	9,359	0.9%	3.5%
IPTV (OTV+OTS)	8,559	8,687	8,763	8,893	9,021	1.4%	5.4%

※ Number of IPTV subscribers above deviates from MSIT's released figure below following IPTV law
- Number of KT pay TV subscriber is 7,872,660 in 2H 2020 (6 month average)

18

Kt